Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 pm EDT on November 23, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided . VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at the Company’s offices of 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing city, Jiangsu Province, China, on November 25 , 2025 , at 10 : 00 a . m . local time . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Oriental Culture Holding Ltd. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTIONS. 1 . THAT with immediate effect upon passing : The authorized share capital of the Company be increased from (a) $ 50 , 000 divided into 280 , 000 , 000 shares of which (x) 180 , 000 , 000 shares are designated as ordinary shares with a nominal or par value of $ 0 . 00025 per share and (y) 100 , 000 , 000 shares are designated as preferred shares with a nominal or par value of $ 0 . 00005 per share, to (b) $ 500 , 000 divided into shares of which (x) 1 , 980 , 000 , 000 shares are designated as ordinary shares with a nominal or par value of $ 0 . 00025 per share, and (y) 100 , 000 , 000 shares are designated as preferred shares with a nominal or par value of $ 0 . 00005 per share by creation of 1 , 800 , 000 , 000 ordinary shares with a nominal or par value of $ 0 . 00025 per share (the “Share Capital Increase”). FOR AGAINST ABSTAIN 2. THAT, with immediate effect upon passing : (A) the Article 18 . 2 of the Second Amended and Restated Articles of Association of the Company to be deleted in its entirety and replaced with the follows (the “Change of Adjourned Meeting”) : 18 . 2 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved . In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum, provided that no business shall be transacted at any adjourned meeting other than the business listed in the first written notice convening the meeting from which the adjournment took place . For the avoidance of doubt, any such adjourned meeting will not follow the quorum requirement as specified in Articles 16 . 1 or 18 . 1 . FOR AGAINST ABSTAIN (B) the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), which contains all the proposed amendments mentioned in this proxy statement and a copy of which has been produced to this meeting and marked as “Annex A” of the proxy statement, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of Ordinary Resolution (1) and Special Resolution (2)(A) above, and any director, registered office provider or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Third Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities . (“Amendment to M&A”) FOR AGAINST Signature ABSTAIN Signature, if held jointly Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

ORIENTAL CULTURE HOLDINGS LTD. Extraordinary General Meeting of Stockholders To Be Held November 25, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Yi Shao and Xuetong Qin proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at the Company’s offices of 4 F, Building 30 , Phase 1 , Jiangsu Software Park, Xuanwu District, Nanjing city, Jiangsu Province, China, on November 25 , 2025 , at 10 : 00 a . m . local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies . This proxy, when properly executed, will be voted as directed . If no direction is made, the proxy shall be voted FOR the listed proposals, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable . Please check here if you plan to attend the Extraordinary General Meeting of Stockholders on November 25 , 2025 at 10 : 00 am local time . PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side) TEST ISSUE REF 1999